March 8, 2019

Mr. Raymond Wright

Chairman of the Board

Greenway Technologies Incorporated

1521 North Cooper Street

Arlington, Texas 76011-5522

Dear Ray,

This letter updates my letter of February 19, 2019 in which I asked that my name be removed from the slate of directors that will be proposed to shareholders at the planned 2019 annual shareholder meeting.

Given that we have voted to reduce the board to five directors, please accept this as my resignation, effective today.

Sincerely,

/s/ Peter J. Hauser